EXHIBIT 3

TRANSACTIONS

Except for the Repurchase Transaction described in Item 4 of this Schedule 13D amendment, the following table sets forth all transactions with respect to Shares effected in the last sixty days by the Reporting Persons or on behalf of the Reporting Persons in respect of the Shares. Unless otherwise indicated, all such transactions were sales of Shares effected in the open market, and the table includes commissions paid in per share prices.

Fund	Trade Date	Buy/Sell	Shares	Unit Cost	Security
Marcato, L.P.	08/08/2016	Sell	(94,028)	$37.11	Common Stock
Marcato II, L.P.	08/08/2016	Sell	(7,507)	$37.11	Common Stock
Marcato International Master Fund, Ltd.	08/08/2016	Sell	(208,465)	$37.11	Common Stock
Marcato International Master Fund, Ltd.	10/03/2016	Sell*	(1,478,360)	$36.00	Common Stock
Marcato, L.P.	10/03/2016	Buy*	1,478,360	$36.00	Common Stock

(1)	Transactions noted by an * represent a private cross-trade between Marcato, L.P. and Marcato International Master Fund, Ltd.